FORM 18-K/A
Amendment No. 16
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ITALY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to which	Names of exchanges on
Title of Issues	registration is effective	which registered

N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE SERGIO VENTO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

SIGNATURE
EXHIBIT INDEX
PRICING AGREEMENT
SCHEDULE I
SCHEDULE II
REVERSE OF GLOBAL NOTE REPUBLIC OF ITALY 2.75% NOTES DUE 2006

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2001 comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit 1 –	Pricing Agreement, dated January 7, 2004, between the Republic and the Underwriters named therein, relating to the Republic’s $2,000,000,000 2.75% Global Notes due December 15, 2006;

Exhibit 2 –	Form of 2.75% Note due 2006;

Exhibit 3 –	Names and addresses of the Underwriters of the Republic’s 2.75% Notes due 2006;

Exhibit 4 –	Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 2.75% Notes due 2006; and

Exhibit 5 –	Opinion, dated January 14, 2004, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic’s $2,000,000,000 2.75% Global Notes due December 15, 2006.

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

2

SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 16 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 22nd day of January 2004.

REPUBLIC OF ITALY

By:	/s/ Domenico Siniscalco
	Name:	Prof. Domenico Siniscalco
	Title:	Director General — Treasury Department Ministry of Economy and Finance

3

EXHIBIT INDEX

Exhibit	Description	Page No.

1	Pricing Agreement, dated January 7, 2004, between the Republic and the Underwriters named therein, relating to the Republic’s $2,000,000,000 2.75% Global Notes due December 15, 2006

2	Form of 2.75% Note due 2006

3	Names and addresses of the Underwriters of the Republic’s 2.75% Notes due 2006

4	Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 2.75% Notes due 2006

5	Opinion, dated January 14, 2004, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic’s $2,000,000,000 2.75% Global Notes due December 15, 2006

4

Exhibit 1

Pricing Agreement, dated January 7, 2004, between the Republic and the Underwriters named therein, relating to the Republic’s $2,000,000,000 2.75% Global Notes due December 15, 2006

PRICING AGREEMENT

Dated as of January 7, 2004

DEUTSCHE BANK AG LONDON WINCHESTER HOUSE 1 GREAT WINCHESTER STREET LONDON EC2N 2DB ENGLAND	GOLDMAN SACHS INTERNATIONAL PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB ENGLAND	MERRILL LYNCH INTERNATIONAL MERRILL LYNCH FINANCIAL CENTRE 2 KING EDWARD STREET LONDON EC1A 1HQ ENGLAND

Dear Sirs:

US$2,000,000,000 2.75% Global Notes due December 15, 2006

     The Republic of Italy (“Italy”) proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement, dated September 16, 1993 (the “Underwriting Agreement”), between Italy on the one hand and the parties thereto on the other hand, to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the Securities specified in Schedule II hereto (the “Designated Securities”). Subject to the amendments to the Underwriting Agreement set forth below, each of the provisions of the Underwriting Agreement is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Pricing Agreement, except that each representation and warranty which refers to the Prospectus in Section 2 of the Underwriting Agreement shall be deemed to be a representation or warranty as of January 6, 2004 in relation to the Prospectus (as therein defined), and also a representation and warranty as of the date of this Pricing Agreement in relation to the Prospectus as amended or supplemented relating to the Designated Securities that are the subject of this Pricing Agreement. Each reference to the Representatives herein and in the provisions of the Underwriting Agreement so incorporated by reference shall be deemed to refer to Deutsche Bank AG London, Goldman Sachs International and Merrill Lynch International. The offering of the Designated Securities will be jointly lead-managed by Deutsche Bank AG London, Goldman Sachs International and Merrill Lynch International. Unless otherwise defined herein, terms defined in the Underwriting Agreement are used herein as therein defined. The Representatives designated to act on behalf of each of the Underwriters of the Designated Securities pursuant to Section 12 of the Underwriting Agreement and the addresses of the Representatives are set forth on Schedule II hereto.

     An amendment to the Registration Statement, or a supplement to the Prospectus, as the case may be, relating to the Designated Securities, in the form heretofore delivered to you is now proposed to be filed with the Commission.

     Subject to the terms and conditions set forth herein and in the Underwriting Agreement incorporated herein by reference, Italy agrees to issue and sell to each of the Underwriters, and the Underwriters agree, jointly and severally, to purchase from Italy, at the time and place and at the purchase price to the Underwriter set forth in Schedule II hereto, the principal amount of

Designated Securities set forth opposite the name of such Underwriters in Schedule I hereto. The Underwriters agree to comply with the selling restrictions contained in Schedule II hereto.

     By signing this Pricing Agreement it is agreed that the Underwriting Agreement be and is hereby amended by: (i) substituting all references in the Underwriting Agreement to the obligations of the Underwriters being “several” or “several and not joint” with an obligation on the part of the Underwriters to purchase the Designated Securities on a joint and several basis as provided above; (ii) deleting Section 9 in its entirety; (iii) substituting the reference to “Sullivan & Cromwell” in section 7(b) with a reference to “Skadden, Arps, Slate, Meagher & Flom (UK) LLP”; and (iv) including in the definition of “Fiscal Agent”, Citibank, N.A. and including in the definition of “Fiscal Agency Agreement,” the Fiscal Agency Agreement, dated as of May 15, 2003, between Italy and Citibank, N.A., as fiscal agent.

     In connection with this issue of Designated Securities, Goldman Sachs International (the “Stabilizing Manager”) (or any duly appointed person acting for the Stabilizing Manager) may over-allot or effect transactions with a view to supporting the market price of the Designated Securities at a level higher than that which might otherwise prevail for a limited period. However, there is no obligation on the Stabilizing Manager (or any agent of the Stabilizing Manager) to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing shall be conducted in accordance with all applicable laws and rules. Any loss or profit sustained as a consequence of any such over-allotment or stabilizing shall be for the account of the Stabilizing Manager. The Underwriters acknowledge that Italy has not authorized the creation and issue of Designated Securities in excess of $2,000,000,000 in aggregate principal amount.

     Italy acknowledges that it has been informed of the Financial Services Authority’s informational guidance referred to in the price stabilizing rules made by the UK Financial Services Authority.

     If the foregoing is in accordance with your understanding, please sign and return to us six counterparts hereof, and upon acceptance hereof by you, this letter and such acceptance hereof, including the provisions of the Underwriting Agreement incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and Italy. It is understood that your acceptance of this letter is or will be pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to Italy for examination upon request.

Very truly yours,

REPUBLIC OF ITALY

By:	/s/ Maria Cannata
D.ssa Maria Cannata Director General — Treasury Department — Direction II Ministry of Economy and Finance

Accepted as of the date hereof DEUTSCHE BANK AG LONDON

By:	/s/ Peter Zabel
Name: Peter Zabel Authorized Signatory

By:	/s/ Konstantin von Achten
Name: Konstantin von Achten Authorized Signatory

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Beene Ndulo
Name: Beene Ndulo Authorized Signatory

MERRILL LYNCH INTERNATIONAL

By:	/s/ Victoria Emmerson
Name: Victoria Emmerson Authorized Signatory

SCHEDULE I

Principal Amount of
Designated Securities
Underwriter	to be purchased

DEUTSCHE BANK AG LONDON	666,667,000
GOLDMAN SACHS INTERNATIONAL	666,667,000
MERRILL LYNCH INTERNATIONAL	666,666,000

Total	US$2,000,000,000

SCHEDULE II

Title of Designated Securities:

On the Closing Date (as defined below) the $2,000,000,000 2.75% Global Notes due December 15, 2006 (the “Securities”) shall be consolidated and form a single series with the $3,000,000,000 aggregate principle amount of Italy’s 2.75% Notes due December 15, 2006 originally issued on November 13, 2003.

Aggregate principal amount:

US$2,000,000,000

Price to Public:

100.239% of the principal amount of the Securities (plus accrued interest of $9,319,444.44 in aggregate from and including November 13, 2003 to, but excluding, January 14, 2004 or such later date as otherwise agreed by Italy and the Underwriters).

Purchase Price by Underwriters:

100.164% of the principal amount of the Securities (plus accrued interest of $9,319,444.44 in aggregate from and including November 13, 2003 to, but excluding, January 14, 2004 or such later date as otherwise agreed by Italy and the Underwriters).

Specified funds for payment of purchase price:

Book-entry transfer in immediately available funds.

Fiscal Agency Agreement:

Fiscal Agency Agreement, dated as of May 15, 2003, between Italy and Citibank, N.A., as Fiscal Agent.

Maturity Date:

December 15, 2006, at par.

Interest Rate:

The Securities will bear interest at the rate of 2.75% per annum payable semi-annually in arrears in two equal payments.

Collective Action Clauses:

The Fiscal Agency Agreement and the Securities include collective action clauses.

Interest Payment Dates:

June 15 and December 15 of each year, commencing June 15, 2004 (each an “Interest Payment Date”), with interest accrued from November 13, 2003, provided such day is a Banking Day. If any Interest Payment Date is not a Banking Day, payment shall be made on the immediately succeeding Banking Day. Interest will be paid to the persons in whose names the Securities are registered at the close of business on the preceding June 1 and December 1, as the case may be (the “Record Date”). “Banking Day” means any day that is a day on which banking institutions in The City of New York are not generally authorized or obligated by law, regulation or executive order to close. Interest will be calculated on the basis of a 360-year of twelve 30-day months.

Redemption:

None.

Sinking Fund Provisions:

None.

Time of Delivery:

2:00 P.M., London time, on January 14, 2004 or as otherwise agreed by Italy and the Underwriters (the “Closing Date”).

Closing Location:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street Canary Wharf London E14 5DS England

Name and addresses of the Underwriters:

Designated Representatives:	Deutsche Bank AG London Goldman Sachs International and Merrill Lynch International

Addresses for Notices, etc.: Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB England

Attention:	Syndicate Desk
Telephone:	+44 (0) 20 7545 8000
Facsimile:	+44 (0) 20 7545 4455

Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB England

Attention:	Euro Medium Term Note Desk
Telephone:	+44 (0) 20 7774 1000
Facsimile:	+44 (0) 20 7774 5711

Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ England

Attention:	Syndicate Desk
Telephone:	+44 (0) 20 7995 3966
Facsimile:	+44 (0) 20 7995 2968

Selling Restrictions:

(a)	Designated Securities to be sold within the United States in circumstances under which Securities Act registration is required will be registered under such Act and accordingly such Act will not prohibit offers and sales in the United States or to or for the account of a U.S. person. Any such sales must be made in accordance with the provisions of the Securities Act, the Exchange Act and any applicable State Law.

(b)	Each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, has severally represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Designated Securities in, from or otherwise involving the United Kingdom.

(c)	The Designated Securities have not and will not be registered under the Securities and Exchange Law of Japan. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Designated Securities, severally represents to and agrees with Italy and the other Underwriter that it and each such affiliate (i) is purchasing Designated Securities as principal and, in connection with the initial offering of the Designated Securities, has not offered or sold, and will not offer or sell, any Designated Securities, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (which term means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of and otherwise in compliance with the Securities and Exchange Law of Japan and all other applicable laws, regulations and ministerial guidelines of Japan, and (ii) will cause any securities dealer to whom it sells Designated Securities to agree that it is purchasing such Designated Securities as principal and that it has not offered or sold, and will not offer or sell, any Designated Securities, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except as aforesaid).

(d)	The Designated Securities may not be offered, sold or delivered and neither the Prospectus, the Prospectus Supplement nor any other document relating to the Designated Securities may be distributed or made available in Italy except by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of September 1, 1993, Legislative Decree No. 58 of February 24, 1998, and any other applicable laws and regulations.

(e)	Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Designated Securities, severally represents to and agrees with Italy and the other Underwriters that it and each such affiliate will not offer, sell or deliver any of the Designated Securities, directly or indirectly, or distribute the Prospectus and Prospectus Supplement or any other offering material relating to the Designated Securities in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

(f)	Except for the qualification of the Designated Securities for offer and sale and the determination of their eligibility for investment under the applicable securities laws of such jurisdictions as the Underwriters may designate pursuant to the Underwriting Agreement, each Underwriter severally agrees with Italy and the other Underwriter that it and its respective affiliates will obtain any consent, approval or authorization required by them for the subscription, offer or sale by them of any of the Designated Securities under the laws and regulations in force in any jurisdiction outside the United States to which they are subject or in or from which they make such subscription, offer or sale of any of the Designated Securities.

(g)	The Designated Securities being offered or sold in The Netherlands shall be offered and sold under the Euro-securities exemption pursuant to Article 6 of the Exemption Regulation (vrijstellingsregeling Wet Toezicht Effectenverkeer) of December 21, 1995, as amended, promulgated under the Netherlands Securities Supervision Act 1995

(Wet Toezicht Effectenverkeer) and accordingly each Underwriter represents and agrees with Italy and the other Underwriters that it has not and will not publicly promote the offer or sale of the Designated Securities by conducting a generalised advertising or cold-calling campaign within The Netherlands.

Listing:

     Application has been made to list the Securities on the Luxembourg Stock Exchange, EuroMOT (Mercato Telematico Eurobbligazioni) and EuroMTS (Electronic trading platform for Euro and U.S. dollar denominated agency, supranational and European sovereign debt securities).

Notification of U.S. Sales:

     The Underwriters and Italy agree, within seven business days following the closing of the transaction contemplated hereby, to report by email or facsimile to Skadden, Arps, Slate, Meagher & Flom (UK) LLP (facsimile +44 20 7519 7070, attention Richard A. Ely/Tara Mokijewski) the aggregate principal amount of Designated Securities sold by such Underwriters in the United States as part of their primary distribution.

Exhibit 2

Form of 2.75% Note due 2006

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE REPUBLIC OF ITALY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. (“CEDE”) OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC AND ANY PAYMENT IS MADE TO CEDE, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE, HAS AN INTEREST HEREIN.

No. 7	US$500,000,000

REPUBLIC OF ITALY

US$2,000,000,000
2.75% Notes
due December 15, 2006

(To be consolidated and form a single series with the issue of
US$3,000,000,000 2.75% Notes due December 15, 2006
issued on November 13, 2003)

Common Code 18031566
CUSIP 465410 BJ 6
ISIN US 465410BJ64

     The Republic of Italy (herein called the “Issuer” or “Italy”), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum set forth on the face hereof on December 15, 2006 and to pay interest thereon at the rate of 2.75% per annum from and including November 13, 2003. Interest shall be payable on June 15, 2004 and, thereafter, semi-annually in arrears in two equal payments commencing December 15, 2004 on June 15 and December 15 of each year (each an “Interest Payment Date”), unless any Interest Payment Date would otherwise fall on a day which is not a Banking Day, in which case the Interest Payment Date shall be the immediately succeeding Banking Day. Whenever it is necessary to compute any amount of accrued interest in respect of the Note for a period of less than one full year, other than in respect to regular semi-annual regular payments, interest will be calculated on the basis of a 360-day year of twelve 30-day months. “Banking Day” means any day that is a day on which banking institutions in The City of New York are not generally authorized or obligated by law, regulation or executive order to close.

     The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Fiscal Agency Agreement hereinafter referred to, be paid to the person (the “registered holder”) in whose name this Security (or one or more predecessor Securities) is registered at the close of business on the preceding June 1 and December 1, as the case may be (each a “Regular Record Date”). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the registered holder on such Regular Record Date and may either be paid to the person in whose name this Security (or one or more predecessor Securities) is registered at the close of business on a special record date for the payment of such interest to be fixed by Italy, notice whereof shall be given to registered holders of Securities of this series not less than 10 days prior to such special record date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange.

     Principal of (and premium, if any, on) this Security shall be payable at the corporate trust office of Citibank, N.A., as fiscal agent or its successor (the “Fiscal Agent”) and at the offices of such other Paying Agents as Italy shall have appointed pursuant to the Fiscal Agency Agreement. Payments of principal of (and premium, if any, on) the Securities shall be made against surrender of registered Securities of a Series, and payments of any interest on this Security shall be made, in accordance with the foregoing and subject to applicable laws and regulations, by check mailed on or before the due date for such payment to the person entitled thereto at such person’s address appearing on the aforementioned register. The Issuer covenants that until this Security has been delivered to the Fiscal Agent for cancellation, or monies sufficient to pay the principal of (and premium, if any, on) and interest on this Security have been made available for payment and either paid or returned to the Issuer as provided herein, it will at all times maintain offices or agencies in the Borough of Manhattan, The City of New York for the payment of the principal of (and premium, if any, on) and interest on the Securities as herein provided.

     Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as is set forth at this place.

     The Securities are issued pursuant to a Fiscal Agency Agreement, dated as of May 15, 2003, between Italy and Citibank, N.A., as Fiscal Agent.

     Unless the certificate of authentication hereon has been executed by the Fiscal Agent by manual signature, this Security shall not be valid or obligatory for any purpose.

     IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

Dated: January 14, 2004

REPUBLIC OF ITALY

By:	/s/ Maria Cannata D.ssa Maria Cannata Director General — Treasury Department — Direction II Ministry of Economy and Finance

     This is one of the Securities of the series referred to in the within-mentioned Fiscal Agency Agreement.

CITIBANK, N.A. As Fiscal Agent

By:	/s/ Paul Bacon Authorized Officer

REVERSE OF GLOBAL NOTE
REPUBLIC OF ITALY
2.75% NOTES DUE 2006

     1.   (a)   This Security is one of a duly authorized issue of securities of the Issuer comprising a series of US$5,000,000,000 principal amount of 2.75% Notes due 2006 issued by Italy on November 13, 2003 in aggregate principal amount of US$3,000,000,000 and on January 14, 2004 in aggregate principal amount of US$2,000,000,000 (herein called the “Securities”), issued and to be issued in accordance with a Fiscal Agency Agreement, dated as of May 15, 2003 (herein called the “Fiscal Agency Agreement”), between the Issuer and Citibank, N.A. as Fiscal Agent (herein called the “Fiscal Agent”, which term includes any successor fiscal agent under the Fiscal Agency Agreement), copies of which Fiscal Agency Agreement are on file and available for inspection at the corporate trust office of the Fiscal Agent in London, England. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to US$5,000,000,000.

     (b)   The Securities are the direct, unconditional, general and (subject to the provisions below) unsecured obligations of Italy and will rank equally with all other evidences of indebtedness issued in accordance with the Fiscal Agency Agreement and with all other unsecured and unsubordinated general obligations of Italy for money borrowed. Italy hereby pledges its full faith and credit for the due and punctual payment of the Securities and for the due and timely performance of all obligations of Italy with respect thereto. Amounts payable in respect of principal of and interest on the Securities will be charged upon and be payable out of the Treasury of Italy, equally and ratably with all other amounts so charged and amounts payable in respect of all other general loan obligations of Italy.

     (c)   Italy hereby agrees that it will not create any Encumbrance upon the whole or any part of its present or future revenues or assets to secure any present or future External Indebtedness without securing the Securities Outstanding (as defined in Paragraph 9) equally and ratably with such External Indebtedness, and the instrument creating any such Encumbrance shall expressly provide therefor. “Encumbrance” shall mean any mortgage, charge, pledge, lien or other arrangement creating security other than any security on goods or other assets provided to or acquired by Italy and securing a sum not greater than the purchase price (together with interest and other related charges) of such goods or assets and any related services. “External Indebtedness” shall mean all indebtedness of Italy in respect of moneys borrowed by Italy on international markets.

     2.   Except as set forth in the following sentence, the Securities are issuable only as fully registered global securities, without coupons (for purposes of this Paragraph 2, each, a “Global Security”), registered in the name of Cede & Co., or a nominee for DTC, or a successor of DTC or a nominee thereof, (DTC, and any successor to DTC, is referred to herein as the “Clearing System”) and (i) no Global Security may be transferred, except in whole and not in part, and only within the Clearing System, one or more nominees of the Clearing System or one or more respective successors of the Clearing System and its nominees, and (ii) no Global Security may be exchanged for any Security other than another Global Security. Notwithstanding any other provision of the Fiscal Agency Agreement or this Global Security, a

Global Security may be transferred to, or exchanged for registered Securities registered in the name of, a person other than the Clearing System, a nominee of the Clearing System or a successor of the Clearing System or its nominee if (i) the Clearing System (a) notifies Italy that it is unwilling or unable to continue as depositary for such Global Securities or (b) ceases to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when it is required to be, and in either such case (a) or (b) a successor is not appointed by Italy within 90 days after receiving such notice or becoming aware that DTC or such successor is no longer so registered, (ii) Italy, in its sole discretion, instructs the Fiscal Agent in writing that the Global Securities shall be so transferable and exchangeable or (iii) there shall have occurred and be continuing an event of default with respect to the Securities evidenced by this Global Security (as set forth in Paragraph 6). Registered Securities issued in exchange for this Global Security will be registered in such names as an authorized representative of the relevant Clearing System shall request, and issued in denominations of $1,000 and integral multiples thereof.

     3.   The Issuer shall maintain in London, England an office or agency where Securities may be surrendered for registration of transfer or exchange. The Issuer has initially appointed the corporate trust office of the Fiscal Agent as its agent in London, England for such purpose and has agreed to cause to be kept at such office a register in which, subject to such reasonable regulations as it may prescribe, Italy will provide for the registration of Securities and registration of transfers of Securities. Italy reserves the right to vary or terminate the appointment of the Fiscal Agent as security registrar or of any Transfer Agent or to appoint additional or other registrars or Transfer Agents or to approve any change in the office through which any security registrar or any Transfer Agent acts, provided that there will at all times be a security registrar in London, England.

     Subject to Paragraph 2, the transfer of a Security is registrable on the aforementioned register upon surrender of such Security at the corporate trust office of the Fiscal Agent duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Fiscal Agent duly executed by, the registered holder thereof or his attorney duly authorized in writing. Subject to Paragraph 2, upon such surrender of this Security for registration of transfer, the Issuer shall execute, and the Fiscal Agent shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities, dated the date of authentication thereof, of any authorized denominations and of a like aggregate principal amount.

     All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of Italy, evidencing the same debt, and entitled to the same benefits, as the Securities surrendered upon such registration of transfer or exchange. No service charge shall be made for any registration of transfer or exchange, but Italy may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Prior to due presentment of this Security for registration of transfer, the Issuer, the Fiscal Agent and any agent of the Issuer or the Fiscal Agent may treat the person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Issuer nor the Fiscal Agent nor any such agent shall be affected by notice to the contrary.

     The Securities will become void unless surrendered for payment within a period of five years from the date on which the payment in respect thereof first becomes due or, if the full amount of the money has not been received by a Fiscal Agent on or prior to such due date, the date on which, the full amount of such money having been so received, notice to that effect shall have been given to the holders.

     4.   (a)   The Issuer shall pay to the Fiscal Agent at its principal office in London, England, on or prior to each Interest Payment Date and the maturity date of the Securities, in such amounts sufficient (with any amounts then held by the Fiscal Agent and available for the purpose) to pay the interest on and the principal of, the Securities due and payable on such Interest Payment Date or maturity date, as the case may be. The Fiscal Agent shall apply the amounts so paid to it to the payment of such interest and principal in accordance with the terms of the Securities. Any monies paid by the Issuer to the Fiscal Agent for the payment of the principal of (or premium, if any) or interest on any Securities and remaining unclaimed at the end of two years after such principal (or premium) or interest shall have become due and payable (whether at maturity or otherwise) shall then be repaid to the Issuer upon its written request, and upon such repayment all liability of the Fiscal Agent with respect thereto shall cease, without, however, limiting in any way any obligation the Issuer may have to pay the principal of (and premium, if any) and interest on this Security as the same shall become due.

     (b)   In any case where the due date for the payment of the principal of (and premium, if any) or interest on any Security shall not be a Banking Day, then such payment need not be made on such date at such place but may be made on the immediately succeeding Banking Day with the same force and effect as if made on the date for such payment.

     5.   (a)   All payments of principal and interest in respect of the Securities will be exempt from taxes, levies, imposts, duties, deductions, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the Republic of Italy or any political sub-division or taxing authority thereof or therein (all of which are referred to herein as “Italian Taxes”) so long as the beneficial owner of the relevant Security is not resident in the Republic of Italy.

     Without prejudice to the foregoing, if any payment of principal or interest is not exempt as aforesaid, Italy shall pay, to the extent permitted by law, such additional amounts as are necessary in order that the net payment, after the imposition of any Italian Taxes in respect thereof, will not be less than the amount the holder would have received in the absence of such taxes, except that no such additional amounts shall be payable:

i. to on behalf of a holder who is able to avoid such imposition, levy, collection, withholding or assessment by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority;

ii. in respect of any Security presented for payment (where presentation is required) more than 30 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to additional amounts on presenting the same for payment on the expiration of such period of 30 days;

iii. where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

iv. in respect of any Security presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent in a Member State of the European Union.

     As used herein, the “Relevant Date” means the date on which such payment first becomes due or, if the full amount of the money payable has not been received by the Fiscal Agent on or prior to such due date, it means the date on which, the full amount of such money having been so received, notice to that effect shall have been duly given in the manner provided in the Fiscal Agency Agreement.

     Any reference herein to principal and/or interest shall be deemed also to refer to any additional amounts which may be payable hereunder with respect thereto.

     Italy shall pay all stamp and other duties, if any, which may be imposed by the Republic of Italy, the United States or any political subdivision thereof or taxing authority of or in the foregoing with respect to the Fiscal Agent Agreement or the issuance of this Security.

     (b)   Except as specifically provided in this Security, the Issuer shall not be required to make any payment with respect to any tax, assessment or other governmental charge imposed by any government or any political sub-division or taxing authority thereof or therein. Whenever in this Security there is a reference, in any context, to the payment of the principal of (or premium, if any, on) or interest on, or in respect of, any Security, such mention shall be deemed to include mention of the payment of additional amounts provided for in paragraph 5(a) to the extent that, in such context, additional amounts are, were or would be payable in respect thereof pursuant to the provisions of such paragraph and express mention of the payment of additional amounts (if applicable) in any provisions hereof shall not be construed as excluding additional amounts in those provisions hereof where such express mention is not made.

     6.   In the event:

     (a)   of default in the payment of any principal of (and premium, if any, on) or interest on any of the Securities and the continuance of such default for a period of more than 30 days after the due date; or

     (b)   of failure to perform or observe any other obligation under the Securities and the continuance of such default for the period of 60 days following written notice thereof to Italy at the office of the Fiscal Agent by any Security holder (except where such failure is not capable of remedy, in which event no notice shall be required); or

     (c)   that (i) any other present or future External Indebtedness becomes due and payable prior to the stated maturity thereof by reason of default, or any such External Indebtedness is not paid at the maturity thereof as extended by any grace period applicable thereto, or (ii) Italy shall declare a general moratorium on the payment of any External Indebtedness;

the holders of not less than 25% in aggregate principal amount of the Securities then Outstanding, may declare by written notice to the Issuer and the Fiscal Agent at its corporate trust office the principal of this Security and the interest accrued hereon to be due and payable immediately and, unless all such defaults shall have been cured by the Issuer prior to receipt of such written notice, the principal of this Security and the interest accrued thereon shall become and be immediately due and payable.

If any and all existing events described in (a), (b) and (c) in this Paragraph 6, other than the nonpayment of the principal of the Securities which shall have become due solely by acceleration, shall have been cured, waived or otherwise remedied as provided herein, then, and in every such case, the holders of 66⅔% in aggregate principal amount of the Securities then Outstanding, by written notice to the Issuer and to the Fiscal Agent as set forth in this Agreement may, on behalf of all the holders, rescind and annul any prior declaration of the acceleration of the principal of, and interest accrued on, the Securities and its consequences, but no such rescission and annulment shall extend to or affect any subsequent default, or shall impair any right consequent thereon.

     7.   If any mutilated Security is surrendered to the Fiscal Agent, the Issuer shall execute, and the Fiscal Agent shall authenticate and deliver in exchange therefor, a new Security of like tenor and principal amount, bearing a number not contemporaneously Outstanding.

     If there be delivered to the Issuer and the Fiscal Agent (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of each of them harmless, then, in the absence of notice to the Issuer or the Fiscal Agent that such Security has been acquired by a bona fide purchaser, the Issuer shall execute, and upon its request the Fiscal Agent shall authenticate and deliver in lieu of any such destroyed, lost or stolen Security a new Security of like tenor and principal amount and bearing a number not contemporaneously Outstanding.

     Upon the issuance of any new Security under this Paragraph, the Issuer may require the payment of a sum sufficient to cover any stamp or other tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Fiscal Agent) connected therewith.

     Every new Security issued pursuant to this Paragraph in lieu of any destroyed, lost or stolen Security, shall constitute an original additional contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone.

     Any new Security delivered pursuant to this Paragraph shall be so dated that neither gain nor loss in interest shall result from such exchange.

     The provisions of this Paragraph 7 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

     8.   Italy and the Fiscal Agent may, (a) with the approval of holders of Securities at a meeting duly called and held, upon the affirmative vote of holders of not less than 66⅔% in aggregate principal amount of the Securities then Outstanding and represented at such meeting or (b) upon the written consent of holders of not less than such percentage, modify, amend or supplement the terms of the Securities or, insofar as it affects the Securities, the Fiscal Agency Agreement, in any way, and such holders may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Fiscal Agency Agreement or the Securities to be made, given or taken by holders of Securities; provided, however, that no such action may, without the consent of the holders of not less than 75% in aggregate principal amount of the Securities then Outstanding, voting at a meeting or by written consent (i) change the due date for the payment of the principal of (or premium, if any) or any installation of interest on any Securities, (ii) reduce the principal amount of any Securities, the portion of such principal amount which is payable upon acceleration of the maturity of such Securities, the interest rate thereon or the premium payable upon redemption thereof, (iii) change the coin or currency in which or the required places at which payment with respect to interest, premium or principal in respect of the Securities is payable, (iv) shorten the period during which Italy is not permitted to redeem the Securities, or permit Italy to redeem the Securities if, prior to such action, Italy is not permitted to do so, (v) reduce the proportion of the principal amount of Securities the vote or consent of the holders of which is necessary to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided hereby or thereby to be made, taken or given, (vi) change the obligation of the Issuer to pay additional amounts, (vii) change the definition of “Outstanding” with respect to the Securities, (viii) in connection with an exchange offer for the Securities, amend Paragraph 6 hereof, (ix) change the governing law provision of the Securities, (x) change the courts to the jurisdiction of which the Issuer has submitted, the Issuer’s obligation to appoint and maintain an Authorized Agent as set forth in Paragraph 14 hereof, or the Issuer’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the Securities, as set forth in Paragraph 14 hereof, or (xi) change the status of the Securities, as set forth in Section 1(b) of the Fiscal Agency Agreement. Italy and the Fiscal Agent may, without the vote or consent of any holder of the Securities, amend the Fiscal Agency Agreement or the Securities for the purpose of (i) adding to the covenants of the Issuer for the benefit of the holders of the Securities, (ii) surrendering any right or power conferred upon the Issuer, (iii) securing the Securities pursuant to the requirements of the Securities or otherwise, (iv) curing any ambiguity or curing, correcting or supplementing any defective provision thereof or (v) amending the Fiscal Agency Agreement or the Securities in any manner in which Italy and the Fiscal Agent may determine and which shall not be inconsistent with the Securities and shall not adversely affect the interest of any holder of the Securities.

     It shall not be necessary for the vote or consent of the holders of the Securities to approve the particular form of any proposed modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action, but it shall be sufficient if such vote or consent shall approve the substance thereof.

     9.   For purposes of the provisions of the Securities, any Security authenticated and delivered pursuant to the Fiscal Agency Agreement shall, as of any date of determination, be deemed to be “Outstanding,” except

(i) Securities theretofore cancelled by the Fiscal Agent or delivered to the Fiscal Agent for cancellation or held by the Fiscal Agent for reissuance but not reissued by the Fiscal Agent;

(ii) Securities which have been called for redemption in accordance with their terms or which have become due and payable at maturity or otherwise and with respect to which monies sufficient to pay the principal thereof (and premium, if any) and any interest thereon shall have been made available to the Fiscal Agent; or

(iii) Securities in lieu of or in substitution for which other Securities shall have been authenticated and delivered pursuant to this Agreement;

provided, however, that in determining whether the holders of the requisite principal amount of Outstanding Securities of a Series are present at a meeting of holders of Securities of such Series for quorum purposes or have consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement hereunder, Securities of such Series owned directly or indirectly by the Issuer shall be disregarded and deemed not to be Outstanding.

     10.   No reference herein to the Fiscal Agency Agreement and no provision of this Security or of the Fiscal Agency Agreement shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

     11.   This Security is part of a series limited to US$5,000,000,000 principal amount of 2.75% Notes due December 15, 2006, issued by Italy on November 13, 2003 in aggregate principal amount of US$3,000,000,000 and on January 14, 2004 in aggregate principal amount of US$2,000,000,000.

     12.   THIS SECURITY SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

     13.   Italy hereby certifies and declares that all acts, conditions and things required to be done and performed and to have happened precedent to the creation and issuance of this Security, and to constitute the same and valid obligation of Italy in accordance with its terms, have been done and performed and have happened in due and strict compliance with the applicable laws of the Republic of Italy.

     14.   Italy has appointed its Ambassador to the United States, 3000 Whitehaven Street, N.W., Washington, D.C. 20008, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any action arising out of or based on the Securities which may be instituted in any State or Federal court in The City of New York by the holder of any Security, and Italy expressly accepts the jurisdiction of any such court in respect of such action. The Issuer hereby irrevocably waives any immunity to service of process and any objection to venue in respect of any such action to which it might otherwise be entitled in any action arising out of or based on the Securities which may be instituted by the holder of any Security in any State or Federal court in The City of New York or in any competent court in the Republic of Italy to the fullest extent permitted by Italian law. Such appointment shall be irrevocable until all amounts in respect of the principal of (and premium, if any) and any interest due and to become due on or in respect of all the Securities have been either paid or returned to the Issuer as provided in Section 8(b) of the Fiscal Agency Agreement. Italy hereby waives irrevocably any immunity from jurisdiction (but not from execution or attachment or process in the nature thereof) to which it might otherwise be entitled in any action arising out of or based on the Securities which may be instituted by the holder of any Security in any State or Federal court in The City of New York or in any competent court in the Republic of Italy to the fullest extent permitted by Italian law. Neither such appointment nor such waiver of immunity shall be interpreted to include actions brought under the United States Federal securities laws.

ABBREVIATIONS

     The following abbreviations, when used in the inscription herein, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	–	as tenants in common	UNIF GIFT MIN ACT	–	______ Custodian __________
(Cust)
(Minor)
TEN ENT	–	as tenants by the entireties			Under Uniform Gifts to Minors

JT TEN	–	as joint tenants with right of survivorship and not as tenants in common

__________________________________________________________					State

Additional abbreviations may also be used
though not in the above list.

_________________________

FOR VALUE RECEIVED the undersigned hereby
sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

_______________________________________________________
_______________________________________________________
_______________________________________________________

Please print or typewrite name and address
including postal zip code of assignee

___________________________________________________________________________________________________________________
the within note and all rights thereunder, hereby irrevocably constituting and appointing ________________________________________ attorney to transfer said note on the books of the Issuer, with full power of substitution in the premises.

Dated: _____________________________________

Exhibit 3

Names and addresses of the Underwriters of the Republic’s 2.75% Notes due 2006

Republic of Italy
Underwriters’ Addresses in relation to the Republic’s US$2,000,000,000
2.75% Global Notes due December 15, 2006

Deutsche Bank AG London	Winchester House 1 Great Winchester Street London EC2N 2DB England

Goldman Sachs International	Peterborough Court 133 Fleet Street London EC4A 2BB England

Merrill Lynch International	Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ England

Exhibit 4

Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 2.75% Notes due 2006

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee	0
Fiscal and Paying Agent fees and expenses	0
Listing fees	4,061
Printing Expenses	23,771

Total	US$27,832

Exhibit 5

Opinion, dated January 14, 2004, of Roberto Ulissi, Esq., Director General of the Ministry of
Economy and Finance of the Republic of Italy relating to the Republic’s $2,000,000,000 2.75%
Global Notes due December 15, 2006

January 14, 2004

DEUTSCHE BANK AG LONDON WINCHESTER HOUSE 1 GREAT WINCHESTER STREET LONDON EC2N 2DB ENGLAND	GOLDMAN SACHS INTERNATIONAL PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB ENGLAND	MERRILL LYNCH INTERNATIONAL MERRILL LYNCH FINANCIAL CENTRE 2 KING EDWARD STREET LONDON EC1A 1HQ ENGLAND

Dear Sirs:

     As Director General — Head of Legal Affairs Directorate of the Treasury Department — Ministry of Economy and Finance, I have acted as counsel for the Ministry of Economy and Finance of the Republic of Italy (“Italy”) in connection with the issuance by Italy of US$2,000,000,000 aggregate principal amount of its 2.75% Notes due December 15, 2006 (the “Notes”) pursuant to the Underwriting Agreement, dated September 16, 1993 (the “Underwriting Agreement”), between Italy on the one hand and the parties thereto on the other hand, and the related Pricing Agreement, dated as of January 7, 2004 (the “Pricing Agreement”), between Italy and yourselves.

     All capitalized terms not defined herein have such definitions as are specified in the Underwriting Agreement. Any reference to the Fiscal Agency Agreement made herein shall be intended as made to the Fiscal Agency Agreement dated as of May 15, 2003, between Italy and Citibank, N.A. (the “Fiscal Agent”).

     This opinion is furnished to you pursuant to Section 7(c) of the Underwriting Agreement. This opinion is limited to the laws of Italy as currently interpreted and is given on the basis that it will be governed by and construed with them, and any liability which may arise in respect of it is governed by the laws of Italy.

     Based upon the foregoing, I am of the opinion that:

1.	The Notes have been duly authorized and executed in accordance with the laws of Italy and, assuming due authentication by the Fiscal Agent, have been duly and validly issued and delivered and, assuming their compliance with New York State law, constitute valid, legally binding, direct, unconditional and general obligations of Italy enforceable in accordance with their terms and entitled to the benefits of the Fiscal Agency Agreement, assuming its approval as required by state contract law; the full faith and credit of Italy is pledged for the due and punctual payment of the Notes and for the performance of the obligations of Italy with respect thereto; and the Notes will rank pari passu, without any preference one over the other by reason of priority of date of issue, currency of payment or otherwise, with all other unsecured indebtedness of Italy in respect of money borrowed by Italy and guarantees given by Italy in respect of money borrowed by others.

2.	Neither the execution and delivery of the Underwriting Agreement, the Pricing Agreement, the Notes, the Fiscal Agency Agreement, nor the consummation of the transactions therein contemplated nor compliance with the terms and provisions thereof, including performance of each of the obligations contained in the Notes, will result in a breach of any of the terms, conditions or provisions of any treaty, convention, material agreement or material instrument to which Italy is a party or by which Italy is bound or constitute a default thereunder.

     A copy of this opinion will be furnished to the Fiscal Agent pursuant to Section 8(d) of the Fiscal Agency Agreement dated as of May 15, 2003.

Very truly yours,

By:	/s/ Roberto Ulissi Avv. Roberto Ulissi Director General Head of Legal Affairs Directorate Department of Treasury Ministry of Economy and Finance